THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

November 3, 2011

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

  In response to your letter of comments dated October 17, 2011, please be advised as follows:

General

1.           Again, Starflick.com (the “Company”) is a start-up company and therefore is not a “shell company”.  As set forth in Footnote 172 to SEC Release No. 33-8869, “Contrary to commenters’ concerns, Rule 144(i)(1)(i) was not intended to capture a ‘startup company’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations’.”  As further comment, SEC Release 33-8587 did not discuss “start-up” companies.  As such, if you do not intend to recognize Footnote 172, then in fact, all companies are “shell companies” on the day of incorporation prior to issuing stock to the first subscribers.  Needless to say, the foregoing is ludicrous and SEC Release No. 33-8869 made that clear.  Accordingly, and again, start-up companies are not shell companies.  The Company is a “start-up” company and accordingly is not a shell company.

Front Cover of the Registration Statement

2.           Disclosure has been made that the Company does not have an I.R.S. Employer.

3.           Disclosure has been revised to reflect Rule 457(a).

Prospectus Cover Page

Summary of Our Offering

Our Business

4.           The disclosure requested has been provided.

5.           The clarification requested has been provided.

6.           The information requested has been provided.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
November 3, 2011
Page 2

7.           The information requested has been provided.

8.           The information you have requested has been provided.

9.           The information you have requested has been provided.

10.         The information you have requested has been provided.  The language that Mr. Nagy will not loan additional funds has been deleted.

Risk Factors

11.         The financial information has been revised.

12.         The disclosure has been revised as requested.

13.         The information you have requested has been provided.

14.         The disclosure you have requested has been provided.

15.         Disclosure has been provided that the Company has spent $20,434 for the development of its website.

Management’s Discussion and Analysis or Plan of Operation

16.         The disclosure has been revised in part.  Because of the lengthy comment process, the Company cannot determine when it will initiate any activities.  Activities will be initiated upon completion of the public offering.  Some immediately, others days, others weeks, and finally, others months.  We have made disclosure to reflect the problem with picking a time for the events to occur - the protracted review process at the SEC.  With respect to other items, the dollar cost has been provided.  With respect to the remaining items in the comment, the text of the registration statement has been revised to address your comments.

Plan of Operation

17.         The disclosure requested has been provided.

18.         The disclosure requested has been provided.

19.         The disclosure has been revised as requested.  The risk factor and disclosure on page 8 has been revised.

20.         The disclosure requested has been provided regarding Mr. Nagy.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
November 3, 2011
Page 3

21.         The disclosure has been revised as requested.

22.         The disclosure has been revised to reflect that the Company does not expect to incur any costs with respect to the consultation.

23.         The disclosure requested has been provided.

24.         The information has been added as requested.

25.         The disclosure requested has been provided.

26.         The disclosure has been revised.

27.         The disclosure has been revised.

Limited Operating History; Need for Additional Capital

28.         The information has been deleted and was included in error.

Business

29.         The information has been deleted or we have revised it to reflect that it is our belief.

30.         The disclosure has been revised.

Motion Picture Development and Production

31.         The disclosure requested has been provided.

32.         The information requested has been revised.

DVD Production

Our Production Strategy

33.         The sentence has been revised to reflect that it is the Company’s belief.

The Internet Industry

34.         The disclosure has been revised.

35.         The disclosure has been reconciled.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
November 3, 2011
Page 4

Our Philosophy

36.         “Recognizable talent” has been replaced with titles such as actors, film crews, etc.

37.         The disclosure requested has been provided.

Feature Film Production

38.         The disclosure has been revised.

39.         The language has been removed.

Competition

40.         The names of the studios have been removed.

41.         The language has been revised.

Management

Officers and Directors

Background of Our Sole Officer and Director

42.         The information regarding Mr. Nagy has been deleted.

Other

43.         The financial statements have been updated and a new auditor’s consent supplied.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com